                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  ALRENCO, INC.
                                ----------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   00002109K1
                                 --------------
                                 (CUSIP Number)

                    GDJ, Jr. Investments, Limited Partnership
                             Bank of America Center
                           101 Convention Center Drive
                                    Suite 850
                             Las Vegas, Nevada 89109
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               John D. Capers, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                February 26, 1998
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


            If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this
              Schedule 13D, and is filing this schedule because of
               Rule 13d-1(b)(3) or (4), check the following box: [ ]

           Note: Six copies of this Statement, including all exhibits, should be filed with the Commission.
       See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)

                               Page 1 of 11 Pages

SCHEDULE 13D                          FORMS                                 7060
--------------------------------------------------------------------------------
CUSIP No. 00002109K1                   13D                    PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
                 GDJ, Jr. Investments, Limited Partnership

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 00 - See Item 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Nevada
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                  -0-

        SHARES        ----------------------------------------------------------
                           8     SHARED VOTING POWER                2,374,898(1)
     BENEFICIALLY
                      ----------------------------------------------------------
       OWNED BY            9     SOLE DISPOSITIVE POWER             -0-

         EACH
                      ----------------------------------------------------------
       REPORTING          10     SHARED DISPOSITIVE POWER           2,374,898(1)

      PERSON WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,374,898
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 PN
--------------------------------------------------------------------------------


--------------

(1) Power is exercised through its general partner, GDJ, Jr. Investment Corporation.

(2)      Assumes a total of 16,963,557 shares outstanding.

                               Page 2 of 11 Pages

SCHEDULE 13D                          FORMS                                 7060
--------------------------------------------------------------------------------
CUSIP No. 00002109K1                   13D                    PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
                 GDJ, Jr. Investment Corporation

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 00 - See Item 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 State of Nevada
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                  -0-

        SHARES         ---------------------------------------------------------
                           8     SHARED VOTING POWER                2,374,898(1)
     BENEFICIALLY
                       ---------------------------------------------------------
       OWNED BY            9     SOLE DISPOSITIVE POWER             -0-

         EACH
                       ---------------------------------------------------------
       REPORTING          10     SHARED DISPOSITIVE POWER           2,374,898(1)

      PERSON WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,374,898
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

--------------

(1) Solely in its capacity as the general partner of GDJ, Jr. Investments, Limited Partnership.

(2)      Assumes a total of 16,963,557 shares outstanding.


                               Page 3 of 11 Pages

SCHEDULE 13D                          FORMS                                 7060
--------------------------------------------------------------------------------
CUSIP No. 00002109K1                  13D                     PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
                 George D. Johnson, Jr.

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 00 - See Item 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                 -0-

        SHARES         ---------------------------------------------------------
                           8     SHARED VOTING POWER               2,374,898(1)
     BENEFICIALLY
                       ---------------------------------------------------------
       OWNED BY            9     SOLE DISPOSITIVE POWER            -0-

         EACH
                       ---------------------------------------------------------
       REPORTING          10     SHARED DISPOSITIVE POWER          2,374,898(1)

      PERSON WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,374,898
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 IN
--------------------------------------------------------------------------------

--------------

(1) Solely in his capacity as sole owner of GDJ, Jr. Investment Corporation, 1% general partner of GDJ, Jr. Investments, Limited Partnership, and 99% limited partner of same.

(2)      Assumes a total of 16,963,557 shares outstanding.


                               Page 4 of 11 Pages

SCHEDULE 13D                         FORMS                                  7060
--------------------------------------------------------------------------------
CUSIP No. 00002109K1                  13D                     PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
                 Daniel C. Breeden, Jr.

          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
                 00 - See Item 3
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER                -0-

        SHARES         ---------------------------------------------------------
                           8     SHARED VOTING POWER              2,374,898(1)
     BENEFICIALLY
                       ---------------------------------------------------------
       OWNED BY            9     SOLE DISPOSITIVE POWER           -0-

         EACH
                       ---------------------------------------------------------
       REPORTING          10     SHARED DISPOSITIVE POWER         2,374,898(1)

      PERSON WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,374,898
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 14.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
                 IN
--------------------------------------------------------------------------------

--------------

(1) Solely in his capacity as President of GDJ, Jr. Investment Corporation, general partner of GDJ, Jr. Investments, Limited Partnership.

(2)      Assumes a total of 16,963,557 shares outstanding.


                               Page 5 of 11 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.                        Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, no par value ("Alrenco Common Stock"), of Alrenco, Inc. ("Alrenco"), an Indiana corporation. Alrenco's principal executive offices are located at 1736 East Main Street, New Albany, Indiana 47150.


Item 2.                      Identity and Background

        (a) Pursuant to Rules 13d(1)(f)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D on behalf of GDJ, Jr. Investments, Limited Partnership (the "Partnership"), GDJ, Jr. Investment Corporation (the "Corporation"), George D. Johnson, Jr. ("Mr. Johnson") and Daniel C. Breeden, Jr. ("Mr. Breeden"). The Partnership, the Corporation, Mr. Johnson and Mr. Breeden are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

        (b)-(c) The Partnership

                The Partnership is a Nevada limited partnership, the principal business of which is investment. The Partnership's principal business address, which also serves as its principal office, is Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Corporation, Mr. Johnson and Mr. Breeden is set forth below.

                The Corporation

                The Corporation is a Nevada Sub-Chapter S Corporation, the principal business of which is serving as general partner of the Partnership. The Corporation's principal business address, which also serves as its principal office, is Bank of America Center, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109. The Corporation is the 1% general partner of the Partnership.


                               Page 6 of 11 Pages

                Mr. Johnson

                Mr. Johnson's business address is 450 East Las Olas Boulevard, Suite 1100, Fort Lauderdale, Florida 33301. Mr. Johnson has been President and Chief Executive Officer of Extended Stay America, Inc. since January 1995, and he is also Chairman of the Board of Alrenco. Mr. Johnson is the 99% limited partner of the Partnership and the sole owner of the Corporation.

                Mr. Breeden

                Mr. Breeden's business address is 961 East Main Street, Spartanburg, South Carolina 29302. Mr. Breeden is Chief Financial Officer of Johnson Development Associates, Inc. Mr. Breeden serves as President, Secretary and Treasurer of the Corporation.

        (d)-(e) During the last five years, none of the entities or persons identified in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)     Mr. Johnson and Mr. Breeden are citizens of the United States.


Item 3.        Source and Amount of Funds or Other Consideration.

       Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 28, 1997, by and between Alrenco and RTO, Inc., a Delaware corporation ("RTO"), RTO was merged with and into Alrenco (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each outstanding share of Common Stock (other than treasury shares) of RTO ("RTO Common Stock") converted into the right to receive 89.795 shares of Alrenco Common Stock. Fractional shares were not issued, but the holders thereof were paid in cash in an amount equal to the product of such fraction multiplied by the closing sale price of one share of Alrenco Common Stock on the NASDAQ National Market on the day of the Effective Time of the Merger. Prior to the Merger, the Partnership was the beneficial owner of 26,448 shares of RTO Common Stock. Such shares converted into 2,374,898 shares of Alrenco Common Stock

       The foregoing summary of the terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997 and is specifically incorporated by reference herein.



                               Page 7 of 11 Pages

Item 4.                      Purpose of Transaction.

       The purpose of the underlying transaction which resulted in the Partnership's beneficial ownership was the merger of RTO with and into Alrenco. Upon effectiveness of the Merger, each outstanding share of RTO Common Stock converted into the right to receive 89.795 shares of Alrenco Common Stock.

       The Partnership may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions in the markets in which the Issuer operates, the market price of the Common Stock, the availability of funds, other opportunities available to the Partnership, and other considerations. However, the Partnership's ability to transfer its shares is limited by certain provisions set forth in the Affiliate Agreement signed by Mr. Breeden, in his capacity as President, on behalf of the Partnership on February 26, 1998.

       Other than those changes instituted upon effectiveness of the Merger Agreement, the Partnership has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of
Schedule 13D. Such changes pursuant to the Merger Agreement included changes to the Board of Directors, an increase in authorized stock and amendments to the Articles of Incorporation and Code of Bylaws.


Item 5.               Interest in Securities of the Issuer.

       (a) The Partnership may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3")) under the Act of 2,374,898 shares of Alrenco Common Stock, which constitutes 14% of the outstanding shares of the Common Stock.

       The Corporation may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 2,374,898 shares of Alrenco Common Stock, which constitutes 14% of the outstanding shares of the Common Stock.

       Mr. Johnson may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 2,374,898 shares of Alrenco Common Stock, which constitutes 14% of the outstanding shares of the Common Stock.

       Mr. Breeden may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3) under the Act of 2,374,898 shares of Alrenco Common Stock, which constitutes 14% of the outstanding shares of the Common Stock. Mr. Breeden, however, disclaims beneficial ownership of these shares.

       (b) The Partnership, the Corporation, Mr. Johnson and Mr. Breeden will have shared power to vote or direct the vote of, and to dispose or to direct the disposition of, 2,374,898 shares of Alrenco Common Stock.

       (c) Except for the issuance of the shares of Alrenco Common Stock pursuant to the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein), no transactions in Alrenco Common Stock were affected during the past 60 days by any of the entities or natural persons listed in this Item 5.

                               Page 8 of 11 Pages

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

       (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or Relationships
                    with Respect to Securities of the Issuer.

       Other than the Merger Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein) and any ancillary documents executed pursuant to the Merger Agreement, there are no contracts, arrangements, understandings or relationships with respect to the shares of Alrenco Common Stock owned by the Reporting Persons.


Item 7.                 Material to be filed as Exhibits.

       The following Exhibits are filed as part of this Schedule 13D Statement:

       Exhibit A --     Agreement and Plan of Merger, dated as of September 28,
                        1997, by and between Alrenco and RTO (incorporated by reference to Exhibit 2 to Alrenco's Current Report on
                        Form 8-K filed with the Commission on October 9, 1997).

       Exhibit B --     Agreement to file Schedule 13D jointly pursuant to Rule
                        13d- 1(f)(1)(iii).


                               Page 9 of 11 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 1998.


                                    GDJ, JR. INVESTMENTS, LIMITED PARTNERSHIP

                                    By:  GDJ, Jr. Investment Corporation


                                         By: /s/ DANIEL C. BREEDEN, JR.
                                             ----------------------------------
                                             Daniel C. Breeden, Jr.
                                             President


                               Page 10 of 11 Pages

                                INDEX TO EXHIBITS


    Exhibit      Description
    -------      -----------
       A         Agreement and Plan of Merger, dated as of September 28, 1997, by and between Alrenco and RTO (incorporated by reference to
                 Exhibit 2 to Alrenco's Current Report on Form 8-K filed with the Commission on October 9, 1997).

       B         Agreement to file Schedule 13D jointly pursuant to Rule
                 13d-1(f)(1)(iii), filed herewith.




                               Page 11 of 11 Pages